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Women-ownedLGBTQ-owned
Greens Gone Wild

Food

Denver, CO 80246
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $40,000 invested.
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THE PITCH
Greens Gone Wild is seeking investment to increase production capacity.
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GREENS GONE WILD INTRODUCTION VIDEO
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Hear me, Laura Harris, talk about Greens Gone Wild and how you investors can support our campaign.

PRESS
This Denver woman thinks your protein bar needs spinach - BusinessDen

Greens Gone Wild recently tried to raise money on Kickstarter, but the company fell short of its goal.

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HEY WILD THING

Welcome to Greens Gone Wild. We're a plant-based consumer packaged goods (CPG) brand offering the only shelf-stable vegan and gluten-free protein bar that has your daily serving of spinach in each bar--with fewer than 10 ingredients, no added sugar, and high protein.

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ENERGY BARS WITH REAL NUTRITION

We're on a mission to bring healthy and delicious spinach-packed protein bars to those with busy, active lifestyles. We've created the easiest way to get your greens on the go. We believe our bars will spark a massive shift in what consumers purchase. Let's finally eliminate the junk ingredient, sugar-filled protein bars available now and offer consumers something truly delicious and nutritious.

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OUR TARGET MARKET

Kids and adults who want to incorporate more greens into their lives.
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OUR BARS

Our bars make getting your daily greens easy and delicious. Made with 100% whole food, our protein bars keep customers feeling healthy and satisfied. Each bar has/is:

½ cup of spinach in each bar
Fewer than 10 ingredients
9-12 grams of protein
No added sugar
Non-GMO
Soy-free
Vegan
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OUR VALUES

We believe... Nature is the best chef and everyone should have access to healthy plant-based food from the earth.

Spinach is one of the healthiest vegetables on the planet
Nutritious food feeds communities and changes the world
Junk ingredients, artificial colors, and flavors have no place in our bodies
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TRACTION & VALIDATION
Greens Gone Wild is available in grocery stores and markets all over the nation. Yet, there's room to grow our reach and operation.
In 2022, our bars made it to 25 US states and in dozens of local markets.
By 2023, our goal is to have our bars reach all 50 US states
By 2024, we hope to have our bars in major grocery stores like Whole Foods, Sprouts, and King Soopers.
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2019
Founded
2 people
Employees
$400,000
2023 Projected Revenue
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INTENDED USE OF FUNDS

Our operations are fully active and growing. However, we have goals to expand our operations and we need your help! We're hoping to scale the business with:

Begin Salted Chocolate Cherry production
Grow Blueberry Coconut production
Grow Peanut Butter Banana production
Grow our marketing hands to increase brand awareness and sales
Support staff salaries
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THE MARKET OPPORTUNITY

We create bars for those who value greens and healthy plant-based foods but don't have the time to eat a spinach salad or struggle with accessibility. Fortunately, we're not alone! The entire plant-based consumer packaged goods (CPG) industry is booming this year and beyond.

In 2021, plant-based market was estimated to reach $39.62 billion dollars and is expected to grow to $103.56 billion by 2027, according to Business Wire.
The global protein bar market, in particular, is projected to grow from $4.68 billion in 2022 to $7.07 billion, according to Fortune Business Insights.
The plant-based foods market is predicted to make up 7.7% of the global protein market by 2030, according to Bloomberg.
There will be an increased focus on the taste and texture of plant-based foods which leaves a window of opportunity for shelf-stable and delicious protein bars.
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2018

Zach and Laura meet

2019

Greens Gone Wild LLC is created

2019

The Blueberry Coconut flavor is formulated

2020

The pandemic hits and production is paused

2021

Production returns but in a limited capacity

2021

The Peanut Butter Banana flavor is formulated

2021

First $56K in revenue. Major distribution channels are wholesale in markets and farmers markets

2022

First $100K in revenue. Bars sold in 25 US states online and through wholesale distribution

2023

The Salted Chocolate Cherry flavor is formulated and ready to launch with additional funding

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THE TEAM
Laura Harris
Co-Founder

Laura is a Virginia native who swapped the fast-paced East Coast lifestyle for a natural, active one in Colorado. After seeing a need for less sugary, more healthy bar options, Laura was inspired to partake in Colorado's booming consumer packaged goods (CPG) industry, disrupt the status quo, and create a revolutionary vegan and gluten-free protein bar with less than 10 ingredients, no added sugar, and real nutrition. She created Greens Gone Wild in partnership with Zach to offer the first vegan and gluten-free protein bar on the market with a full serving of spinach in each bar.

Zach Meier
Co-Founder, Chief Chef Officer

Zach is a Wyoming native who comes from the food and beverage world as a former pastry chef. He attended the Auguste Escoffier School of Culinary Arts in Boulder, Colorado, and earned a degree in culinary arts. He joined forces with Laura in 2019 to create the recipes for Greens Gone Wild's protein bars. His vision for creating delicious yet nutritious bars has guided his work in the recipe development process for their most popular flavors, Peanut Butter Banana, Blueberry Coconut, and the new Salted Chocolate Cherry. He now serves as Chief Culinary Officer of the company.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Salted Chocolate Cherry Production $24,000
Peanut Butter Banana Production $19,600
Blueberry Coconut Production $27,500
Marketing & Advertising $9,500
Salaries $12,650
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $400,000 $580,000 $783,000 $1,017,900 $1,272,375
Cost of Goods Sold $156,000 $226,200 $305,370 $396,981 $496,226

Gross Profit $244,000 $353,800 $477,630 $620,919 $776,149

EXPENSES

Salaries $60,000 $87,000 $117,450 $152,685 $190,856
Insurance $1,600 $1,640 $1,681 $1,723 $1,766
Manufacturing $91,200 $93,480 $95,817 $98,212 $100,667
Rent $3,000 $3,075 $3,151 $3,229 $3,309
Marketing/ Advertising $20,000 $41,000 $42,025 $43,075 $44,151
Demos $13,000 $13,325 $13,658 $13,999 $14,348
Events $8,000 $20,500 $21,012 $21,537 $22,075
Office Supplies & Software $3,600 $3,690 $3,782 $3,876 $3,972
Bank Fees $600 $615 $630 $645 $661
Merchant Fee $7,000 $7,175 $7,354 $7,537 $7,725
R&D $3,000 $3,075 $3,151 $3,229 $3,309
Dues & Subscriptions $2,400 $2,460 $2,521 $2,584 $2,648
Travel & Transportation $5,000 $5,125 $5,253 $5,384 $5,518
Brokers $20,000 $41,000 $42,025 $43,075 $44,151
Operating Profit $5,600 $30,640 $118,120 $220,129 $330,993

This information is provided by Greens Gone Wild. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Greens Gone Wild - Presentation.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 21st, 2023

Summary of Terms

Legal Business Name Greens Gone Wild

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $40,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 4%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Historical milestones

Greens Gone Wild, LLC has been operating since [January 2021] and has since achieved the following milestones:

Opened location in [Denver, CO]

Achieved revenue of [$56k] in [2021], which then grew to [$100k] in [2022].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Greens Gone Wild, LLC forecasts the following milestones:

Achieve [$400k] revenue per year by [2024].

Achieve [250%] profit per year by [2024].

Achieve [$800k] revenue per year by [2025].

Achieve [100%] profit per year by [2025].

Achieve [$1.36M] revenue per year by [2026].

Achieve [70%] profit per year by [2026].

Other outstanding debt or equity

As of [2/9/23], Greens Gone Wild, LLC has debt of [$54.7k] outstanding and a cash balance of [$1k]. This debt is sourced from [a 0% interest credit card, QuickBooks Capital, and a line of credit from Finstro] and will be senior to any investment raised on Mainvest. In addition to the Greens Gone Wild, LLC's outstanding debt and the debt raised on Mainvest, Greens Gone Wild, LLC may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Greens Gone Wild, LLC's fundraising. However, Greens Gone Wild, LLC may require additional funds from alternate sources at a later date.

Other challenges

Greens Gone Wild, LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

[Inadequate advisory board until 10/2020]

[Inadequate funding since the start of Greens Gone Wild, LLC]

[COVID-19 from 3/2020-7/2021]

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Greens Gone Wild, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Greens Gone Wild, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Greens Gone Wild, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Greens Gone Wild, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Greens Gone Wild, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Greens Gone Wild, LLC's management or vote on and/or influence any managerial decisions regarding Greens Gone Wild, LLC. Furthermore, if the founders or other key personnel of Greens Gone Wild, LLC were to leave Greens Gone Wild, LLC or become unable to work, Greens Gone Wild, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Greens Gone Wild, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Greens Gone Wild, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Greens Gone Wild, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Greens Gone Wild, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Greens Gone Wild, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Greens Gone Wild, LLC's financial performance or ability to continue to operate. In the event Greens Gone Wild, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Greens Gone Wild, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Greens Gone Wild, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Greens Gone Wild, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Greens Gone Wild, LLC will carry some insurance, Greens Gone Wild, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Greens Gone Wild, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Greens Gone Wild, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Greens Gone Wild, LLC's management will coincide: you both want Greens Gone Wild, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Greens Gone Wild, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Greens Gone Wild, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Greens Gone Wild, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Greens Gone Wild, LLC or management), which is responsible for monitoring Greens Gone Wild, LLC's compliance with the law. Greens Gone Wild, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Greens Gone Wild, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Greens Gone Wild, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Greens Gone Wild, LLC, and the revenue of Greens Gone Wild, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Greens Gone Wild, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Greens Gone Wild. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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